UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Fountain Powerboat Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

350755302

(CUSIP Number)

Bruce Meyer

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 28, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 350755302	PAGE 2 OF 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Triglova Finanz A.G. (880160250)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

2

CUSIP NO. 350755302	PAGE 3 OF 4

Introductory Note

This Amendment No. 5 to Schedule 13D (the “Amendment”) is filed by Triglova Finanz A.G. with respect to the common stock, $.01 par value of Fountain Powerboat Industries, Inc., a Nevada corporation. This Amendment No. 5 to Schedule 13D is filed to report the disposition of 266,500 shares.

Item 1. Security and Issuer

The title of the class of equity securities to which this Amendment relates is common stock, $.01 par value (the “Shares”), issued by Fountain Powerboat Industries, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1653 Whichards Beach Road, Washington, North Carolina, 27889.

Item 4. Purpose of Transactions

On December 28, 2007, Triglova Finanz A.G. sold all 266,500 of the Shares it beneficially owned (on a post-split basis) to the Issuer at a price of $2.00 per Share, for a total sales price of $533,000.

The Shares were originally acquired by Triglova for purposes of investment in the ordinary course of its business. Triglova has no plans or proposals that relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any subsidiary of the Issuer; the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the Issuer’s present Board of Directors or management; any material change in the present capitalization or dividend policy of the Issuer; any material change in the Issuer’s business or corporate structure; any changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

Item 5. Interest in Securities of the Issuer

(a) As of the date of the event that triggered the need to file this Amendment, Triglova Finanz A.G. did not beneficially own any Shares.

(c) On December 28, 2007, Triglova Finanz A.G. sold all 266,500 of the Shares (on a post-split basis) it beneficially owned to the Issuer at a price of $2.00 per Share, for a total sales price of $533,000. Triglova Finanz A.G. has not effected any other transactions in the Shares during the past sixty days.

(e) As a result of the transactions described above, Triglova Finanz A.G. ceased to be a reporting person as of December 28, 2007.

CUSIP NO. 350755302	PAGE 4 OF 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2008

TRIGLOVA FINANZ A.G.

By:	/s/ Filippo Dollfus
Name: Filippo Dollfus Title: Director